SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.__)(1)

                                 Matritech, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    576818108
                                 (CUSIP Number)

                                  David Musket
                           c/o ProMed Management Inc.
                             125 Cambridgepark Drive
                         Cambridge, Massachusetts 02140

                                 (617) 441-8800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   01/22/2007
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  576818108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,984,973
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,984,973
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,984,973
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.93%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  576818108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Partners II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        133,165
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    133,165
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     133,165
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  576818108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        315,819
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    315,819
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     315,819
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.47%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  576818108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Offshore Fund II, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,759,454
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,759,454
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,759,454
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  576818108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,193,412
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,193,412
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,193,412
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.09%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  576818108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     David B. Musket
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,708,115
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,193,412
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,708,115
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,193,412
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,901,527
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  576818108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Kurokawa
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    189,410
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,193,412
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           189,410
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,193,412
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,382,822
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.38%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  576818108

Item 2. Identify and Background.

(a-c,f) This Schedule 13D is being filed jointly by (i) ProMed Partners, L.P. a Delaware limited partnership ("ProMed I"), (ii) ProMed Partners II, L.P. a Delaware limited partnership ("ProMed II"), (iii) ProMed Offshore Fund, Ltd., a British Virgin Islands corporation ("ProMed Offshore"), (iv) ProMed Offshore Fund II, Ltd., a British Virgin Islands corporation ("ProMed Offshore Fund II, Ltd"), (v) ProMed Management, Inc., a Massachusetts corporation ("ProMed Management, Inc."), (vi) David B. Musket, a United States citizen and (vii) Barry Kurokawa, a United States citizen (collectively, the "Reporting Persons").

      The principal business address of (i) ProMed I, ProMed II, ProMed Management, David B. Musket and Barry Kurokawa is 125 Cambridge Park Drive, Cambridge, Massachusetts 02140 and ProMed Offshore Ltd., and ProMed Offshore Fund II, Ltd. is C/O Trident Trust Company (B.V.I.) Limited, Trident Chambers, Wickham Cay, Post Office Box 146, Road Town, Tortola, British Virgin Islands.

      David B. Musket and Barry Kurokawa are the principals of ProMed Management, Inc. which is an investment management firm that serves as the investment manager to private investment funds, including ProMed I and ProMed II and ProMed.

(d) Neither of David B. Musket nor Barry Kurokawa has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds for the purchase of the Shares came from the working capital of ProMed I, ProMed II, ProMed Offshore Fund, Ltd. and ProMed Offshore Fund II, Ltd. over which David B. Musket and Barry Kurokawa, through their role at ProMed Management, Inc. exercise investment discretion.

      No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. Certain of the Shares were received through conversion of a convertible note and by virtue of David B. Musket acting as a director of Matritech, Inc., which will be further highlighted on Exhibit A below.

Item 4. Purpose of Transaction.

The Reporting Persons previously filed a Schedule 13G relating to the Common Stock of the Issuer. This Schedule 13G is being converted to Schedule 13D as certain of the Reporting Persons and investment vehicles they manage have entered into a new financing with the Issuer (the "Agreement"), which is described in the Issuer's Form 8-K filed On January 24, 2007. The agreement grants the parties to the Agreement certain rights with respect to the Issuer which includes modification of the size and composition of the Board of Directors to include representation for the Reporting Persons. The Reporting Persons may also seek to make other changes to the Issuer's business strategy, management composition, and financing activities and may seek to actively enlist other shareholders to facilitate these changes.

Item 5. Interest in Securities of the Issuer.

(a-e) The aforementioned shares were acquired for investment purposes in open markets and private transactions. As of date date hereof, (i) ProMed I may be deemed to be the beneficial owner of 1,984,973 Shares or 2.93% of the Shares of the Issuer, (ii) ProMed II may be deemed to be the beneficial owner of 133,165 Shares or .20% of the Shares of the Issuer, (iii) ProMed Offshore Funds, Ltd. may be deemed to be the beneficial owner of 315,820 Shares or .47% of the Shares of the Issuer, (iv) ProMed Offshore Fund II, Ltd. may be deemed to be the beneficial owner of 5,759,454 or 8.50% of the Shares of the Issuer, (v) ProMed Management, Inc. may be deemed to be the beneficial owner of 8,193,412 or 12.09% of the Shares of the Issuer, (vi) David B. Musket may be deemed to be the beneficial owner of 9,901,527 or 14.62% of the Shares of the Issuer, (vii) Barry Kurokawa may be deemed to be the beneficial owner of 8,382,822 or 12.38% of the Shares of the Issuer, based upon the 67,763,283 Shares outstanding as of January 23, 2007.

      As of the date hereof, (i) ProMed I has the shared power to vote or direct the vote of 1,984,973 Shares to which this filing relates, (ii) ProMed II has the shared power to vote or direct the vote of 133,165 Shares to which this filing relates, (iii) ProMed Offshore Fund, Ltd. has the shared power to vote or direct the vote of 315,820 Shares to which this filing relates, (iv) ProMed Offshore Fund II, Ltd. has the shared power to vote or direct the vote of 5,759,454 Shares to which this filing relates, (v) ProMed Management, Inc. has the shared power to vote or direct the vote of 8,193,412 Shares to which this filing relates, (vi) David B. Musket has the sole power to vote or direct the vote of 1,708,115 Shares and the shared power to vote or direct the vote of 8,193,412 Shares to which this filing relates and (vii) Barry Kurokawa has the sole power to vote or direct the vote of 189,410 Shares and the shared power to vote or direct the vote of 8,193,412 Shares to which this filing relates.

      As of the date hereof, (i) ProMed I has the shared power to dispose or direct the disposition of 1,984,973 Shares to which this filing relates, (ii) ProMed II has the shared power to dispose or direct the disposition of 133,165 Shares to which this filing relates, (iii) ProMed Offshore Fund, Ltd. has the shared power to dispose or direct the disposition of 315,820 Shares to which this filing relates, (iv) ProMed Offshore Fund II, Ltd. has the shared power to dispose or direct the disposition of 5,759,454 Shares to which this filing relates, (v) ProMed Management, Inc. has the shared power to dispose or direct the disposition of 8,193,412 Shares to which this filing relates, (vi) David B. Musket has the shared power to dispose or direct the disposition of 8,193,412 Shares to which this filing relates and (vii) Barry Kurokawa has the shared power to dispose or direct the disposition of 8,193,412 Shares to which this filing relates.

      The aforementioned Shares were acquired for investment purposes. East of David B. Musket and Barry Kurokawa, either in an individual capacity or on behalf of the private investment vehicles over which they have investment discretion through their role at ProMed Management, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases otherwise, or may continue to hold the Shares.

      During the past 60 days, the Reporting Persons have effected those transactions listed in Exhibit A with respect to the Shares of the Issuer.

      The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

Item 7. Material to be Filed as Exhibits.

      N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2007
-----------------------
(Date)

                                                /s/ David B. Musket*
                                             -----------------------------------
                                                 David B. Musket

                                                /s/ Barry Kurokawa*
                                             -----------------------------------
                                                 Barry Kurokawa

                                             ProMed Partners, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                             -----------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Partners II, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Offshore Fund, Ltd.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Offshore Fund II, Ltd.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Management, Inc.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

                                    AGREEMENT

      The undersigned agree that this Schedule 13D dated January 31, 2007 relating to the Common Stock of Matritech, Inc. shall be filed on behalf of the undersigned.

                                                /s/ David B. Musket*
                                             -----------------------------------
                                                 David B. Musket

                                                /s/ Barry Kurokawa*
                                             -----------------------------------
                                                 Barry Kurokawa

                                             ProMed Partners, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Partners II, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Offshore Fund, Ltd.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Offshore Fund II, Ltd.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Management, Inc.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                    EXHIBIT A
                TRANSACTIONS IN THE SHARES: PROMED PARTNERS, L.P.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/18/2007               11,926                       (1)
1/18/2007               43,288                       (2)
1/22/2007               $320,399.10 (3)              N/A

           TRANSACTIONS IN THE WARRANTS WHICH ARE EXERCISABLE INTO THE
                          SHARES: ProMed Partners, L.P.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/22/2007               305,142                      (4)

              TRANSACTIONS IN THE SHARES: PROMED PARTNERS II, L.P.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/22/2007               16,815.96(3)                  N/A

           TRANSACTIONS IN THE WARRANTS WHICH ARE EXERCISABLE INTO THE
                        SHARES: ProMed Partners II, L.P.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/22/2007               16,015                        (4)

             TRANSACTIONS IN THE SHARES: PROMED OFFSHORE FUND, LTD.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/18/2007               2,045                        (1)
1/18/2007               7,420                        (2)
1/22/2007               $48,072.15 (3)               N/A

(1)   These shares were acquired as part of a conversion of a convertible note.

(2)   These shares were acquired through a dividend.

(3)   This represents the principal amount of the convertible note purchased.

(4)   These warrants were acquired as part of a purchase of a convertible note.

           TRANSACTIONS IN THE WARRANTS WHICH ARE EXERCISABLE INTO THE
                       SHARES: ProMed Offshore Fund, Ltd.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/22/2007               45,783                       (4)

            TRANSACTIONS IN THE SHARES: PROMED OFFSHORE FUND II, LTD.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/18/2007               75,795                        (1)
1/18/2007               275,107                       (2)
1/22/2007               $414,713.25 (3)               N/A

           TRANSACTIONS IN THE WARRANTS WHICH ARE EXERCISABLE INTO THE
                      SHARES: ProMed Offshore Fund II, Ltd.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/22/2007               394,965                       (4)

                   TRANSACTIONS IN THE SHARES: DAVID B. MUSKET

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/18/2007               9,625                        (1)
1/18/2007               35,188                       (2)
1/22/2007               44,833                       (5)
1/22/2007               $396,825 (3)                  N/A

(1)   These shares were acquired as part of a conversion of a convertible note.

(2)   These shares were acquired through a dividend.

(3)   This represents the principal amount of the convertible note purchased.

(4)   These warrants were acquired as part of a purchase of a convertible note.

(5)   The Common Stock was granted to David B. Musket, a director of Matritech,
      Inc.

               TRANSACTIONS IN THE WARRANTS AND OPTIONS WHICH ARE
                  EXERCISABLE INTO THE SHARES: David B. Musket

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

1/22/2007               833                          (6)

1/22/2007               238,095                      (4)

(4) These warrants were acquired as part of a conversion of a convertible note.

(6) These options were granted to David B. Musket, a director of Matritech, Inc.